April 27, 2018

VIA EDGAR

Ms. Allison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    GuideStone Funds (File Nos. 333-53432 and 811-10263)

 Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Ms. White:

The following are responses to the comments that we received from you by telephone on April 10, 2018 regarding Post-Effective Amendment No. 73 (“PEA 73”) to the Registration Statement on Form N-1A for GuideStone Funds (“Registrant” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on February 27, 2018. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Funds’ prospectus included in PEA 73.

The changes to the Funds’ prospectus and statement of additional information (“SAI”), as described below, will be included in Post-Effective Amendment No. 74 to the Registrant’s Registration Statement, to be filed on April 27, 2018. In accordance with your comments, because PEA 74 includes multiple series, the changes will be applied to each Fund included in the Registration Statement as appropriate.

Prospectus Comments

1.	For any Fund that has an 80% investment policy pursuant to Rule 35d-1 and that includes its investments in derivatives in the 80% test, please disclose how the derivatives will be valued.

Response: The Registrant confirms that it currently values derivatives at mark to market value for purposes of determining compliance with a Fund’s 80% investment policy pursuant to Rule 35d-1. The Registrant notes, however, that the SEC has not provided definitive guidance as to how to calculate the asset value of derivatives for purposes of measuring compliance with a fund’s 80% investment policy adopted pursuant to Rule

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

35d-1. The Registrant believes that the use of notional value rather than mark to market value may be an acceptable way to value certain derivatives where a fund’s investment exposure to the underlying asset is equal to the notional value of the derivative. The Registrant respectfully declines to add disclosure stating that derivatives are valued on a mark to market basis rather than notional value for purposes of calculating compliance with a Fund’s 80% investment policy.

2.	Please provide the completed fee tables and expense examples for each Fund prior to the Rule 485(b) filing.

Response: The Registrant will provide the completed fee tables and expense examples prior to the Rule 485(b) filing, which is anticipated to be submitted on April 27, 2018.

3.

In the fifth bullet under the “Principal Investment Strategies” section in the prospectus summary for MyDestination 2015 Fund (page 4), the Registrant discloses the asset classes in which the Fund may invest through the Select Funds “and other investments.” Please clarify the disclosure to describe what the “other investments” are. Please apply this comment to the other Target Date Funds.

Response: The Registrant has included the following parenthetical as part of the fifth bullet point under the “Principal Investment Strategies”:    “The asset classes in which the Fund may invest through the Select Funds and other investments (such as other investment companies, including exchange-traded funds (“ETFs”)) generally are divided into . . .” The Registrant has made the same or similar revisions to the disclosures for the other Target Date Funds and the Asset Allocation Funds in the prospectus.

4.

In the first sub-bullet to the fifth bullet under the “Principal Investment Strategies” section in the prospectus summary for MyDestination 2015 Fund (page 4), the Registrant discloses that the Fund may invest in equity securities of emerging markets. The Staff notes that the definition of emerging markets is included in the Glossary to the prospectus located at page 188. Please move the definition to a location in the prospectus closer to where the term is used.

Response: The Registrant has revised the Emerging Markets Risk disclosure in the prospectus summary to include a definition of “emerging markets” as described below:

Emerging Markets Risk: ~~Investment by a Select Fund~~ Investing in emerging markets involves even greater risks than investing in more developed foreign markets because, among other things, emerging markets often have more political and economic instability and are more susceptible to loss than investments in developed markets. Emerging markets are financial markets in countries with developing economies, where industrialization has commenced and the economy has linkages with the global economy. Generally, emerging markets are located in Latin America, Eastern Europe, Russia and Asia (excluding Japan).

2

5.

In the fourth sub-bullet to the fifth bullet under the “Principal Investment Strategies” section in the prospectus summary for MyDestination 2015 Fund (page 5), the Registrant discloses that the asset classes in which the Fund may invest through the Select Funds and other investments include “alternative investments (such as short sales of stocks, equity index options, forward currency exchange contracts, equity swap agreements and other derivative instruments.)” Please disclose what “other derivative instruments” means.

Response: The Registrant has revised the referenced disclosure as follows:

•

“Alternative investments and investment strategies with lower correlation to equity and fixed-income markets (such as long-short equity strategies that employ short sales of stocks, options equity strategies, currency trading strategies, and high-yield and emerging market debt securities). These strategies employ derivative instruments such as options (e.g., equity index options), forwards (e.g., currency exchange contracts), swaps and futures.”

6.

The second sentence of the sixth bullet under the “Principal Investment Strategies” section in the prospectus summary for MyDestination 2015 Fund (page 5) says that “[t]he Fund may hold cash or invest in short-term paper and other short-term investments, as deemed appropriate by the Adviser.” Please explain whether these investments are for temporary defensive purposes or part of the Fund’s principal investment strategy. If the latter, please explain how this is consistent with the Fund’s other principal investment strategies.

Response: The Fund does not hold cash or invest in short-term paper and other short-term investments as a principal investment strategy. Accordingly, this disclosure has been removed from the Fund’s principal strategy disclosure.

7.

The last bullet under the “Principal Investment Strategies” section in the prospectus summary for MyDestination 2015 Fund (page 5) discusses the GuideStone Funds’ socially responsible investing policy (i.e., the Fund may not invest in any company that is publicly recognized, as determined by GuideStone Financial Resources of the Southern Baptist Convention (“GuideStone Financial Resources”), as being in the alcohol, tobacco, gambling, pornography or abortion industries, or any company whose products, services or activities are publicly recognized as being incompatible with the moral and ethical posture of GuideStone Financial Resources). Please provide examples of investments that are publicly recognized as being incompatible with the moral and ethical posture of GuideStone Financial Resources. Please also explain what is meant by “publicly recognized.” For example, please explain whether there is a website or paper that an investor can reference for additional information.

Response: GuideStone Funds, and its investment adviser, GuideStone Capital Management, LLC, are affiliates of GuideStone Financial Resources of the Southern Baptist Convention. The Southern Baptist Convention (“SBC”) is an organization of

3

Christian ministries supported by a network of cooperating Baptist churches. GuideStone Financial Resources was organized in 1918 as one of the ministry entities of the SBC, to assist churches, denominational entities, and other evangelical ministry organizations by making available retirement plan services, life and health coverage, risk management programs, and personal and institutional investment programs.

The Funds are offered as SBC-compliant investments and as such are aligned with the faith-based guidelines of the SBC. Since GuideStone Funds’ inception in 2001, the prospectus has consistently disclosed the Funds’ socially responsible investment policy, which provides that “[n]o Fund may invest in any company that is publicly recognized, as determined by GuideStone Financial Resources, as being in the alcohol, tobacco, gambling, pornography or abortion industries, or any company whose products, services or activities are publicly recognized as being incompatible with the moral and ethical posture of GuideStone Financial Resources.” This policy, which may only be changed by the vote of the majority of the outstanding shares of GuideStone Funds, has been set forth in GuideStone Funds’ organizational documents since the Funds’ inception (in 2017, pursuant to the vote of the majority shareholder of GuideStone Funds, the prior reference to “liquor” in the policy was changed to “alcohol” in both the organizational documents and in the registration statement; the policy has been otherwise unchanged since the Funds’ inception).

The Funds’ investment adviser implements the socially responsible investment policy on behalf of GuideStone Financial Resources, which maintains a Committee on Socially Responsible Investing. The committee screens portfolio companies for compliance with the socially responsible investment policy and the investment adviser provides the Funds’ sub-advisers with information to assist with trading. The investment adviser also monitors the Funds’ investments for compliance with the socially responsible investment policy. In accordance with the determinations of the committee, the list of prohibited portfolio companies has changed over time, from time to time. Neither the Registrant nor GuideStone Financial Resources publishes a list of companies whose activities are publicly recognized as being incompatible with the moral and ethical posture of GuideStone Financial Resources.

8.

The last bullet under the “Principal Investment Strategies” section in the prospectus summary for MyDestination 2015 Fund (page 5) discusses the GuideStone Funds’ socially responsible investing policy. Please include a corresponding risk factor for this strategy.

Response: The Registrant has added the following risk factor: “Socially Responsible Investing Risk: The Fund and the Select Funds invest in accordance with the socially responsible investment restrictions of GuideStone Financial Resources. The Fund and the Select Funds may not be able to take advantage of certain investment opportunities due to these restrictions, which may adversely affect investment performance.” The same or similar disclosure revisions will be made to the prospectuses of the Asset Allocation Funds and the Select Funds.

4

9.	If a Fund is advised by or sold through an insured depository institution, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response: The Registrant has added this disclosure to each Fund’s Item 4 disclosure.

10.

The sixth bullet under the “Principal Investment Risks” section in the prospectus summary for the MyDestination 2015 Fund (page 5) discloses Derivatives Risk. Please review the letter written by Barry Miller, dated July 30, 2010, regarding the disclosure of derivatives and revise the Fund’s disclosure accordingly.

Response: The Registrant has reviewed each Fund’s use of derivative instruments and corresponding disclosure and believes that such disclosure is appropriately tailored for each Fund in light of the guidance provided in the letter.

11.

The last bullet under the “Principal Investment Risks” section in the prospectus summary for the MyDestination 2015 Fund (page 5) discloses Value Investing Risk. Please add corresponding principal investment strategy disclosure. Please apply this comment to all relevant Funds.

Response: The Registrant has revised the referenced disclosure to indicate that the underlying equity funds may employ both growth and value investment styles.

12.

In the prospectus summary for the Conservative Allocation Fund, please consider whether the first footnote to the allocation table (page 33) applies only to the fixed-income asset class. Currently, it is indicated as applicable to the fixed-income, real assets, and alternatives asset classes. Please advise or revise the disclosure as appropriate.

Response: The Registrant confirms that the first footnote applies to the fixed-income asset class, real assets asset class (which may include investments in inflation-indexed bonds) and alternatives asset class (which may include investments in high yield and emerging market debt securities), and therefore no revisions are necessary.

13.

In the “Principal Investment Risks” section in the prospectus summary for the Low-Duration Bond Fund (page 57), the risk titled “Mortgage- and Asset-Backed Securities Risk” discloses that “certain mortgage- and asset-backed securities may include securities backed by pools of loans made to ‘subprime’ borrowers or borrowers with blemished credit histories; the risk of defaults is generally higher in the case of mortgage pools that include such subprime mortgages.” Please add a principal investment strategy that the Fund may invest in mortgage-backed securities comprised of subprime mortgages and describe the extent to which the Fund invests in them. Please apply this comment to each Fund that includes disclosure about the risks of subprime mortgages.

Response: The Registrant has revised the relevant Funds’ principal investment strategy disclosure to disclose investments in mortgage-backed securities comprised of subprime mortgages.

5

14.

The fourth bullet in the “Principal Investment Strategies” section in the prospectus summary of the Extended-Duration Bond Fund (page 68) says that “[t]he average dollar-weighted duration of the Fund normally will be greater than or equal to seven years.” Given “extended-duration” in the Fund’s name, please explain how a duration of greater than or equal to seven years, and not ten to fifteen years, is appropriate under Rule 35d-1. Please see Question 11 in the “Frequently Asked Questions about Rule 35d-1.”

Response: The Registrant notes that the response to Question 12 in the “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (Dec. 4, 2001) indicates that the “Division has not developed specific guidelines regarding a fund’s use of a name, e.g., “short-duration bond fund,” suggesting that its bond portfolio has a particular duration.” In its response, the Staff indicated that a fund that uses a name suggesting that its bond portfolio has a particular duration, e.g., short, intermediate, or long, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund’s prospectus. Upon consultation with portfolio and product management staff, the Registrant believes that the Fund’s description of its duration, i.e., greater than or equal to seven years, is reasonable. The Registrant notes that Morningstar categorizes a fund that focuses on investment-grade issues with an average duration of more than six years as “long term.” The Registrant further notes that as of December 31, 2017, the Fund had an effective duration of 10.36 years. The average duration of the Fund varies consistent with the description of the Fund’s average duration in the prospectus.

Question 11 of the FAQ indicates that the “Division takes the position that a … “long-term” bond fund should have a dollar weighted average maturity of … more than 10 years.” The Fund’s name does not include the word “term” and disclosure relating to the dollar-weighted average maturity of the portfolio is not necessary. Thus, the Registrant believes the current use of the term “duration” in the disclosure is proper.

15.

Please advise whether footnote 1 to the fee table for the Strategic Alternatives Fund (page 79) should be amended to clarify that the “dividend or interest expense on short sales” line item is also estimated for the current fiscal year.

Response: The Registrant revised the footnote to state that “Other expenses, dividend or interest expense on short sales and acquired fund fees and expenses are based on estimated amounts for the current fiscal year.”

16.

The second sub-bullet of the fifth bullet of the “Principal Investment Strategies” section in the prospectus summary of the Strategic Alternatives Fund (part 80) describes the Fund’s Long/Short Equity Strategy. The second to last sentence provides “[t]he strategy focuses primarily on equity and equity-related securities of U.S. issuers across large- and mid-cap stocks . . .” Please advise whether investing in mid-cap stocks is a principal risk of the Fund. If so, please add corresponding risk disclosure.

6

Response: The Registrant has added the risk disclosure related to mid-cap stocks to the “Principal Investment Risks” section of the Fund’s prospectus.

17.

The fourth sub-bullet of the fifth bullet of the “Principal Investment Strategies” section in the prospectus summary of the Strategic Alternatives Fund (page 80) describes the Fund’s Currency Trading Strategy. The disclosure says that “[t]he strategy seeks exposure to currencies through non-deliverable forward currency exchange contracts.” Please describe a non-deliverable forward currency exchange contract in the filing. Additionally, please revise the fourth and fifth sentences of this bullet using plain English.

Response: The Registrant has revised the disclosure accordingly.

18.

The fifth sub-bullet of the fifth bullet of the “Principal Investment Strategies” section in the prospectus summary of the Strategic Alternatives Fund (page 81) describes the Fund’s Global Macro Strategy. Please revise this disclosure using plain English.

Response: The Registrant has revised the disclosure accordingly.

19.

The “Principal Investment Risk” section in the prospectus summary of the Strategic Alternatives Funds (page 81) includes “Contingent Convertible Securities Risk.” Please add corresponding principal investment strategy disclosure.

Response: The Registrant has revised the disclosure accordingly.

20.

The “Principal Investment Risks” section in the prospectus summary for the Strategic Alternatives Fund (page 83) includes “Floating Rate Loan Risk.” Please include disclosure regarding the following: (1) floating rate loans have extended settlement periods that may be greater than seven days and (2) floating rate loans may not be securities and therefore may not receive the protections afforded by federal securities laws. This comment also applies to the Defensive Market Strategies Fund.

Response: The Registrant has revised “Floating Rate Loan Risk” accordingly.

21.

The “Principal Investment Risks” section of the prospectus summary for the Strategic Alternatives Fund (page 84) includes “Leverage Risk.” The disclosure references securities lending and reverse repurchase agreements. Please add corresponding principal investment strategy disclosure or revise as appropriate.

Response: The Registrant has revised the Fund’s prospectus to disclose that the Fund may engage in securities lending. The Registrant has removed the reference to reverse repurchase agreements in “Leverage Risk” as the Fund does not invest in reverse repurchase agreements as a principal strategy.

22.

The fifth bullet in the “Principal Investment Strategies” section of the prospectus summary for the Defensive Market Strategies Fund (page 85) provides “[t]he Fund may invest in common stocks of foreign companies . . . located in emerging markets.” Please

7

add corresponding Emerging Markets Risk disclosure to the Fund’s “Principal Investment Risks” section.

Response: The Registrant has made the requested change.

23.

The fifth bullet in the “Principal Investment Strategies” section in the prospectus summary for the Defensive Market Strategies Fund (page 88), provides that the Fund’s “Convertible Bond Strategy involves investments in convertible securities.” Please advise whether the Fund invests in contingent convertible securities (“CoCos”), and if so, to what extent. Consider whether any disclosure related to CoCos should be added.

Response: The Defensive Market Strategies Fund does not invest in contingent convertible securities as a principal strategy, and therefore, no additional revisions are necessary.

24.

The fifth bullet in the “Principal Investment Strategies” section in the prospectus summary for the Defensive Market Strategies Fund (page 88) describes the Options Equity Strategy. Disclose the name of the index, if known, on which the Fund writes cash settled put and call options (as done for the disclosure in the Strategic Alternatives Fund).

Respons: The Registrant has revised the disclosure to provide an example of an equity index (the S&P 500® Index) on which the Fund may write cash settled put and call options

25.

In the “Principal Investment Risks” section in the prospectus summary for the Defensive Market Strategies Fund (page 89), the Depositary Receipts Risk disclosure indicates that the Fund can invest in unsponsored depositary receipts. Please revise the principal investment strategies disclosure to indicate that the Fund may invest in unsponsored depositary receipts. Please apply this comment to any Fund that discloses risks of unsponsored depositary receipts but does not include corresponding investment strategy disclosure.

Response: The Registrant has revised the principal investment strategies disclosure accordingly.

26.

The “Principal Investment Risks” section in the prospectus summary for the Defensive Market Strategies Fund (page 91), includes Sector Concentration Risk disclosure. If the Fund is currently concentrated in a specific sector or industry, please include specific disclosure regarding this concentration.

Response: The Fund is not currently concentrated in a specific sector, and the Fund does not concentrate in a particular industry. Accordingly, no revisions are necessary.

27.	In the “Principal Investment Risks” section in the prospectus summary for the Equity Index Fund (page 95), please include risk disclosure indicating the Fund is subject to

8

concentration risk to the same extent that its underlying index is so concentrated. This comment also applies to the other Funds that employ an index strategy.

Response: The Registrant has revised “Index Strategy Risk” to disclose that to the extent the companies represented in the underlying index are concentrated in particular sectors or industries, the Fund is subject to investment concentration risk. The Registrant has made similar revisions to the disclosures of the other Funds that employ index strategies and disclose “Index Strategy Risk.”

28.

The “Principal Investment Risks” section in the prospectus summary for the Global Real Estate Securities Fund (page 100) includes Small Capitalization Companies Risk. Please add corresponding principal investment strategy disclosure.

Response: The Registrant has revised the third bullet of the “Principal Investment Strategies” section as follows:

The Fund may invest in equity securities of REITs and other real estate related companies located throughout the world and in countries having economies and markets generally considered to be developed, but may also invest in equity securities of REITs and other real estate related companies located in emerging markets. The Fund may invest in REITs and other real estate related companies of any size, including small-capitalization companies. Equity securities in which the Fund may invest included preferred stock and convertible preferred stock.

29.

The fee table for the Growth Equity Fund (page 108) includes the “Acquired fund fees and expenses” line item. In 2016, the Registrant indicated that this reflects fees associated with the Fund’s participation in the cash sweep program. Please clarify why these fees are not included in the “Other Expenses” line item.

Response: The Registrant invests the Fund’s uninvested cash in the GuideStone Funds Money Market Fund pursuant to its cash sweep program. Instruction 3(f)(1) to Item 3 of Form N-1A states that “[f]or purposes of this item, an “Acquired Fund” means any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under section 3(a) of the Investment Company Act (15 U.S.C. 80a-3(a)) but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act (15 U.S.C. 80a-3(c)(1) and 80a-3(c)(7)).” Because the Money Market Fund is an investment company, the expenses associated with this investment are properly disclosed as Acquired Fund Fees and Expenses.

30.

The “Principal Investment Risks” section in the prospectus summary for the International Equity Index Fund (page 121) includes Geographic Concentration Risk. If the Fund is currently concentrated in a specific geographic region, please add specific concentration strategy and risk disclosure. Please apply this comment to each Fund that includes this risk.

9

Response: The International Equity Index follows an index strategy and does not intentionally focus its investments in a particular country or geographic region. With respect to the International Equity Index Fund, the Registrant has revised “Index Strategy Risk” to disclose that to the extent the composition of the underlying index is concentrated, the Fund is subject to investment concentration risk. The other Funds that disclose Geographic Concentration Risk do not intentionally focus investments in a particular country or geographic region and the levels of investment in a particular country or geographic region may vary. In addition, these Funds disclose the risks of investing in foreign securities and emerging markets, as appropriate. Accordingly, the Registrant respectfully submits that no further revisions are necessary.

31.

The “Principal Investment Risks” section in the prospectus summary of the International Equity Fund (page 127), includes disclosure of Short Term Trading Risk. If this is the same as High Portfolio Turnover Risk, consider renaming to be consistent with the other funds.

Response: The Registrant has made the requested change.

32.	In the section titled “Additional Investment & Risk Information” (beginning on page 140), please indicate which risks are principal and which are not.

Response: The Registrant notes that, as required by Item 4 of Form N-1A, the Funds’ principal risks are identified in the in each Fund’s summary disclosure. The “Additional Investment and Risk Information” section of the statutory prospectus provides that the section “includes other investment strategies employed by the Funds and certain additional risks that may apply to . . . investments in the Funds,” and that “[t]hese are in addition to the principal investment strategies and risks listed in each Fund Summary.” Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Registrant submits that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b). Therefore, the Registrant respectfully declines to make any further revisions.

33.

In the section titled “Additional Investment & Risk Information,” there is a discussion of the cash overlay program. Consider whether this program should be discussed as a principal investment strategy of each applicable Fund (i.e., not the Money Market Fund and the Strategic Alternatives Fund).

Response: The cash overlay program is not a principal investment strategy of the Funds, and therefore, the Registrant has not included this disclosure as part of the relevant Funds’ Item 4 disclosure.

34.

Please advise why Parametric Portfolio Associates LLC (“Parametric”), the sub-adviser responsible for monitoring and investing cash balances for each Fund, except the Money Market Fund and Strategic Alternatives Fund, pursuant to the cash overlay program, is

10

not listed as a sub-adviser in each applicable Fund’s prospectus summary. Please advise or revise.

Response: Instruction 1 to Item 5(a) of Form N-1A provides that “[a] Fund need not identify a sub-adviser whose sole responsibility for the Fund is limited to day-to-day management of the Fund’s holdings of cash and cash equivalent instruments, unless the Fund is a Money Market Fund or other Fund with a principal investment strategy of regularly holding cash and cash equivalent instruments.” Accordingly, Parametric is not listed as a sub-adviser in the Funds’ prospectus summaries. Parametric is listed as a sub-adviser in response to Item 10 of Form N-1A in the section of the prospectus titled “Management of the Funds - Sub-Advisers.”

35.

Beginning on page 141, there is disclosure about the Funds’ investment in derivatives. Please add disclosure about the Extended-Duration Bond Fund’s investments in derivatives to this disclosure (beginning on page 141) in the section titled “Additional Investment & Risk Information.”

Response: The Registrant has revised the disclosure accordingly.

36.

In the “Management of the Funds” section (page 159), there is a discussion of the Funds’ manager-of-managers exemptive order. Please clarify whether the order applies to agreements with both affiliated and unaffiliated sub-advisers.

Response: The Registrant has revised the disclosure in the section “Management of the Funds - Adviser” to clarify that the Select Funds may not enter into a sub-advisory agreement with an “affiliated person” of the Adviser (as that term is defined in the 1940 Act) (“Affiliated Sub-Adviser”) unless the sub-advisory agreement with the Affiliated Sub-Adviser, including compensation, is also approved by the affected Fund’s shareholders.

37.	In the “Sub-Advisers” section (page 170), please revise the heading about Parametric to indicate that the cash overlay program does not apply to the Money Market Fund and Strategic Alternatives Fund.

Response: The Registrant has revised the heading to state: “All Funds (except the Money Market Fund and Strategic Alternatives Fund) -- Cash Overlay Program:”

38.

In the section titled “Right to Redeem in Kind” (page 181), please add disclosure explaining that shares received pursuant to an in-kind redemption are subject to market risk until sold. Additionally, please consider including disclosure explaining whether in-kind redemptions are made using pro rata slices, individual securities, or a representative securities basket.

Response: The Registrant has added the requested disclosure explaining that shares received pursuant to an in-kind redemption are subject to market risk until sold. However, the Registrant respectfully declines to add disclosure explaining whether in-kind redemptions are made using pro rata slices, individual securities, or a

11

representative securities basket. Such disclosure is not required by Item 11 of Form N-1A.

39.	Please include the Investment Company Act file number on the back cover of the prospectus per Item 1(b) of Form N-1A.

Response: The Registrant has made the requested change.

SAI Comments

40.

In the “Investment Restrictions” section (page 37), the first fundamental investment restriction, which describes the concentration policy applicable to each Fund, says that a Fund does not consider municipal securities when determining whether the Fund is concentrated in a specific industry. Please note that a Fund cannot ignore private activity municipal securities when determining if the Fund is in compliance with this fundamental investment restriction.

Response: The Registrant notes the Staff’s position with respect to private activity municipal securities when determining compliance with the concentration policy.

41.

For purposes of the “Investment Restrictions” section, consider whether the Equity Index Fund and the International Equity Index Fund should disclose an investment policy that each Fund will be concentrated to the same extent as the Fund’s underlying index.

Response: The Equity Index Fund seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the S&P 500® Index. The International Equity Index Fund seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the MSCI Europe, Australasia and Far East Index. Each Fund has a fundamental policy that it may not “[p]urchase securities which would cause 25% or more of the value of [the] Fund’s total assets at the time of such purchase to be invested in the securities of one or more issuers conducting their principal activities in the same industry, except that this restriction does not apply to … securities issued or guaranteed by the U.S. government, its agencies or instrumentalities or to municipal securities.” The Registrant has determined not to make any changes to the Funds’ concentration policy at this time.

42.

In the “Portfolio Manager Compensation” section (beginning on page 71), please clarify if performance is measured pre-tax or after-tax for Legal & General Investment Management America, Inc. and for Loomis, Sayles & Company, L.P. for purposes of determining portfolio manager compensation.

Response: The Registrant has clarified the disclosure to reflect that performance is measured after-tax for Legal & General Investment Management America, Inc. and pre-tax for Loomis, Sayles & Company, L.P. for purposes of determining portfolio manager compensation.

12

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9082.

Sincerely,

/s/ Fatima S. Sulaiman

Fatima S. Sulaiman

cc:	Melanie Childers
GuideStone Capital Management, LLC

Matt Wolfe
GuideStone Capital Management, LLC

13